UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LAIX Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

50736W105**

(CUSIP Number)

Yi Wang

Joyx Holdings Ltd.

Zheren Hu

Muang Holdings Ltd.

Hui Lin

Ulingo Holdings Ltd.

Building C2, No. 1687 Changyang Road

Yangpu District, Shanghai, 200090, People’s Republic of China

Telephone: +86-21-3511-7188

Tiak Koon Loh

Best Venture Technology Limited

B21, 9/F, Block B, Repulse Bay Apartment

101 Repulse Bay Road, Hong Kong

Telephone: +852-2144 7656

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 2 to the initial Schedule 13D (the “Original Schedule 13D”) filed on August 12, 2021 jointly by Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Joyx Holdings Ltd., Muang Holdings Ltd., and Ulingo Holdings Ltd., as amended by the Amendment No. 1 to the Original Schedule 13D filed on April 29, 2022 (together with the Original 13D, the “Original Filings”), with respect to ordinary shares (“Ordinary Shares”), comprising Class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value $0.001 per share (“Class B Ordinary Shares”), of LAIX Inc., a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to them in the Original Filings.

**	The CUSIP number of 50736W105 applies to the American depositary shares of the Company (“ADSs”). Each ADS represents fourteen Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50736W105	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Yi Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,753,847 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,753,847 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,753,847 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% of the Ordinary Shares (representing 51.7% of the total outstanding voting power)(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Representing 11,753,847 Class B Ordinary Shares owned by Joyx Holdings Ltd. (“Joyx Holdings”), a British Virgin Islands business company limited by shares beneficially owned by Mr. Yi Wang. Joyx Holdings is ultimately held by Joyx Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Yi Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Joyx Holdings in the Company. The registered address of Joyx Holdings is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(2)

Mr. Yi Wang may be deemed to be part of a “group” with the other Rollover Shareholders (as defined below) as described in Item 4 below. As discussed in Item 5 of this Schedule 13D, Mr. Yi Wang expressly disclaims beneficial ownership of any Ordinary Shares owned by the other Rollover Shareholders.

(3)

Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement (as defined below), assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS Joyx Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,753,847 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,753,847 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,753,847 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.5% of the Ordinary Shares (representing 51.7% of the total outstanding voting power)(5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(4)

Joyx Holdings may be deemed to be part of a “group” with the other Rollover Shareholders (as defined below) as described in Item 4 below. As discussed in Item 5 of this Schedule 13D, Joyx Holdings expressly disclaims beneficial ownership of any Ordinary Shares owned by the other Rollover Shareholders.

(5)

Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement (as defined below), assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Zheren Hu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,210,931 Ordinary Shares(6)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,210,931 Ordinary Shares(6)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,210,931 Ordinary Shares(6)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(7)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4% of the Ordinary Shares (representing 22.1% of the total outstanding voting power) (8)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(6)

Representing (i) 5,010,931 Class B Ordinary Shares held by Muang Holdings Ltd. (“Muang Holdings”), a British Virgin Islands business company beneficially owned by Mr. Zheren Hu, and (ii) 200,000 Class A Ordinary Shares issuable upon the exercise of the options held by Mr. Zheren Hu that are vested or will be vested within 60 days after the date hereof. Muang Holdings Ltd. is ultimately held by Muang Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Zheren Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Muang Holdings Ltd. in the Company. The registered address of Muang Holdings is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(7)

Mr. Zheren Hu may be deemed to be part of a “group” with the other Rollover Shareholders (as defined below) as described in Item 4 below. As discussed in Item 5 of this Schedule 13D, Mr. Zheren Hu expressly disclaims beneficial ownership of any Ordinary Shares owned by the other Rollover Shareholders.

(8)

Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement (as defined below), assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS Muang Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,010,931 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,010,931 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,010,931 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(9)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% of the Ordinary Shares (representing 22.1% of the total outstanding voting power)(10)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(9)

Muang Holdings may be deemed to be part of a “group” with the other Rollover Shareholders (as defined below) as described in Item 4 below. As discussed in Item 5 of this Schedule 13D, Muang Holdings expressly disclaims beneficial ownership of any Ordinary Shares owned by the other Rollover Shareholders.

(10)

Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement (as defined below), assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Hui Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,990,896 Ordinary Shares(11)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,990,896 Ordinary Shares(11)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,990,896 Ordinary Shares(11)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(12)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% of the Ordinary Shares (representing 12.8% of the total outstanding voting power) (13)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(11)

Representing (i) 2,910,896 Class B Ordinary Shares held by Ulingo Holdings Ltd. (“Ulingo Holdings”), a British Virgin Islands business company beneficially owned by Mr. Hui Lin, and (ii) 80,000 Class A Ordinary Shares issuable upon the exercise of the options held by Mr. Hui Lin that are vested or will be vested within 60 days after the date hereof. Ulingo Holdings Ltd. is ultimately held by The Lin Family Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Hui Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ulingo Holdings Ltd. in the Company. The registered address of Ulingo Holdings is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(12)

Mr. Hui Lin may be deemed to be part of a “group” with the other Rollover Shareholders (as defined below) as described in Item 4 below. As discussed in Item 5 of this Schedule 13D, Mr. Hui Lin expressly disclaims beneficial ownership of any Ordinary Shares owned by the other Rollover Shareholders.

(13)

Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement (as defined below), assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS Ulingo Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,910,896 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,910,896 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,910,896 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(14)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8% of the Ordinary Shares (representing 12.8% of the total outstanding voting power) (15)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(14)

Ulingo Holdings may be deemed to be part of a “group” with the other Rollover Shareholders (as defined below) as described in Item 4 below. As discussed in Item 5 of this Schedule 13D, Ulingo Holdings expressly disclaims beneficial ownership of any Ordinary Shares owned by the other Rollover Shareholders.

(15)

Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement (as defined below), assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS Tiak Koon Loh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 234,525 Ordinary Shares(16)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 234,525 Ordinary Shares(16)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,525 Ordinary Shares(16)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(17)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% of the Ordinary Shares (representing 0.1% of the total outstanding voting power) (18)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(16)

Representing (i) 199,990 Class A Ordinary Shares represented by 14,285 ADSs held by Best Venture Technology Limited (“Best Venture”), a British Virgin Islands business company wholly owned by Mr. Tiak Koon Loh, and (ii) 34,535 Class A Ordinary Shares issuable upon the exercise of the options held by Mr. Tiak Koon Loh that are vested or will be vested within 60 days after the date hereof. The registered address of Best Venture is Vistra Corporate Service Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(17)

Mr. Tiak Koon Loh may be deemed to be part of a “group” with the other Rollover Shareholders (as defined below) as described in Item 4 below. As discussed in Item 5 of this Schedule 13D, Mr. Tiak Koon Loh expressly disclaims beneficial ownership of any Ordinary Shares owned by the other Rollover Shareholders.

(18)

Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement (as defined below), assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS Best Venture Technology Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 199,990 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 199,990 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,990 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒(19)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% of the Ordinary Shares (representing 0.1% of the total outstanding voting power)(20)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(19)

Best Venture may be deemed to be part of a “group” with the other Rollover Shareholders (as defined below) as described in Item 4 below. As discussed in Item 5 of this Schedule 13D, Best Venture expressly disclaims beneficial ownership of any Ordinary Shares owned by the other Rollover Shareholders.

(20)

Based on 50,115,625 Ordinary Shares as a single class, being the sum of 30,439,951 Class A Ordinary Shares and 19,675,674 Class B Ordinary Shares outstanding as of June 17, 2022 as set forth in the Merger Agreement (as defined below), assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

CUSIP No. 50736W105	13D	Page 10 of 15 Pages

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety by the following:

Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Mr. Tiak Koon Loh, Joyx Holdings, Muang Holdings, Ulingo Holdings and Best Venture are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.”

(a)–(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares held by each other Reporting Person.

The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person, except as otherwise provided in Rule 13d-1(k).

Mr. Yi Wang is the co-founder, chairman of the board of the directors, and chief executive officer of the Company. Mr. Yi Wang is a citizen of the PRC. Joyx Holdings is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Joyx Holdings is ultimately held by Joyx Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Yi Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Joyx Holdings in the Company. The principal business address of each of Mr. Yi Wang and Joyx Holdings is c/o Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, the PRC.

Mr. Zheren Hu is the co-founder, director, and chief technology officer of the Company. Mr. Zheren Hu is a citizen of the PRC. Muang Holdings is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Muang Holdings Ltd. is ultimately held by Muang Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Zheren Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Muang Holdings Ltd. in the Company. The principal business address of each of Mr. Zheren Hu and Muang Holdings is c/o Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, the PRC.

Mr. Hui Lin is the co-founder, director, and chief scientist of the Company. Mr. Hui Lin is a citizen of the PRC. Ulingo Holdings is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Ulingo Holdings Ltd. is ultimately held by The Lin Family Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Hui Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ulingo Holdings Ltd. in the Company. The principal business address of each of Mr. Hui Lin and Ulingo Holdings is c/o Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, the PRC.

CUSIP No. 50736W105	13D	Page 11 of 15 Pages

Mr. Tiak Koon Loh is the independent director of the Company, and the director and chief executive officer of Pactera Technology International Ltd. which offers information technology services. The principal business address of Pactera Technology International Ltd. is No.33 Lixian Street, Hi-Tech Zone, Dalian, Liaoning, 116023, the PRC. Mr. Tiak Koon Loh is a citizen of the Republic of Singapore. Best Venture is a passive non-financial foreign entity and is used to hold some of Mr. Tiak Koon Loh’s personal equities investment. Best Venture is a company organized and existing under the laws of the British Virgin Islands. Best Venture is wholly owned by Mr. Tiak Koon Loh, and Mr. Tiak Koon Loh is the sole director of Best Venture. The principal business address of each of Mr. Tiak Koon Loh and Best Venture is B21, 9/F, Block B, Repulse Bay Apartment, 101 Repulse Bay Road, Hong Kong.

The name, business address, present principal occupation or employment and citizenship of each director of Joyx Holdings, Muang Holdings, Ulingo Holdings and Best Venture are set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

Pursuant to an agreement and plan of merger, dated as of June 17, 2022 (the “Merger Agreement”), among Laix Infinite Co. Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Prilingo Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, Merger Sub will be merged with and into the Company, with the Company being the surviving company and a wholly-owned subsidiary of Parent (the “Merger”).

It is anticipated that approximately US$1.92 million will be expended in acquiring the outstanding Ordinary Shares other than the Rollover Shares (as defined below) pursuant to the Merger Agreement. The Merger will be funded through cash contributions by Tenzing Holdings 2011 Ltd. and Sino Avenue Limited (each a “Sponsor” and collectively, the “Sponsors”) as contemplated by the equity commitment letters dated as of June 17, 2022 (each an “Equity Commitment Letter” and collectively, the “Equity Commitment Letters”) by and between Parent and the Sponsors, pursuant to which each Sponsor has agreed, subject to the terms and conditions thereof, to provide financing in an amount of US$1,000,000, for the purpose of funding the Merger consideration, any other amounts required to be paid by Parent pursuant to the Merger Agreement and other fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement. Each of Joyx Holdings, Muang Holdings, Ulingo Holdings, Best Venture, GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P. and GGV Capital Select L.P. (collectively, the “GGV Entities”), IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment V, L.P., IDG-Accel China Growth Fund III L.P., and IDG-Accel China III Investors L.P. (collectively, the “IDG Entities”), Trustbridge Partners V, L.P., CMC Lullaby Holdings Limited, Mirae Asset – Naver Asia Growth Investment Pte. Ltd. and Cherubic Ventures SSG II Ltd (together with Joyx Holdings, Muang Holdings, Ulingo Holdings, Best Venture, the GGV Entities, the IDG Entities, Trustbridge Partners V, L.P., CMC Lullaby Holdings Limited, Mirae Asset – Naver Asia Growth Investment Pte. Ltd., each a “Rollover Shareholder” and collectively, the “Rollover Shareholders”) has agreed to roll over all Ordinary Shares it beneficially owns (collectively, the “Rollover Shares”) in connection with the Merger in accordance with the terms and conditions of the relevant rollover and contribution agreement entered into with Parent and Merger Sub dated June 17, 2022 (each a “Rollover Agreement” and collectively, the “Rollover Agreements”).

CUSIP No. 50736W105	13D	Page 12 of 15 Pages

The description of the Merger, the Merger Agreement, the Equity Commitment Letters and the Rollover Agreements set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On June 17, 2022, the Company entered into the Merger Agreement with Parent and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company in a short-form merger in accordance with Section 233(7) of the Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Companies Act”), with the Company being the surviving company and a wholly owned subsidiary of Parent. Because the Merger is a short-form merger, the vote of the holders of Ordinary Shares and ADSs is not required to effect the Merger.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Ordinary Share and each ADS issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$0.1357 per Ordinary Share or US$1.90 per ADS (less applicable fees, charges and expenses payable by ADS holders pursuant to the deposit agreement, dated September 13, 2018, entered into by and among the Company, Deutsche Bank Trust Company Americas (the “Depositary”) and all owners and holders from time to time of ADSs issued thereunder as further amended on March 3, 2022, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Rollover Shares, which will be contributed by the Rollover Shareholders to Merger Sub prior to the closing of the Merger (the “Closing”) in exchange for newly issued ordinary shares of Parent, (b) any other Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by Parent, Merger Sub, the Company or any of their respective subsidiaries, which will be cancelled and cease to exist for nil consideration or distribution therefor, (c) any other Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by the Depositary, the Company and the Company’s representatives, and reserved for issuance, settlement and allocation upon exercise or vesting of the Company’s options, which will be cancelled and cease to exist for nil consideration or distribution therefor, and (d) the Ordinary Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly delivered and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (collectively, the “Dissenting Shares”), which will be cancelled at the Effective Time and will entitle the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

If the Merger is consummated, the Company’s ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would cease to be quoted on the OTC Market. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, each of the Sponsors has entered into an Equity Commitment Letter with Parent, pursuant to which and subject to the terms and conditions set forth therein, each Sponsor will subscribe, or cause to be subscribed, directly or indirectly through one or more intermediate entities, for newly issued ordinary shares of Parent and to pay (or cause to be paid) to Parent an aggregate amount in cash equal to US$1,000,000, (a) to fund (or cause to be funded) the Merger consideration and any other amounts required to be paid by Parent pursuant to the Merger Agreement, and (b) to pay (or cause to be paid) fees and expenses incurred by Parent in connection with the transactions contemplated by the Merger Agreement.

CUSIP No. 50736W105	13D	Page 13 of 15 Pages

Concurrently with the execution of the Merger Agreement, each of Joyx Holdings, Muang Holdings, Ulingo Holdings, and Best Venture entered into the Rollover Agreement with Parent and Merger Sub, pursuant to which it will contribute all Ordinary Shares it beneficially owns to the Merger Sub immediately prior to the Closing in exchange for newly issued ordinary shares of Parent.

Concurrently with the execution of the Merger Agreement, Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin and the Sponsors (collectively, the “Guarantors”) executed and delivered a limited guarantee (the “Limited Guarantee”) in favor of the Company whereby the Guarantors agreed to absolutely, irrevocably and unconditionally guarantee Parent’s obligation to pay the Company the Parent Termination Fee (as defined in the Merger Agreement) if and as required pursuant to the terms of the Merger Agreement, up to US$136,000.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Equity Commitment Letter entered by Tenzing Holdings 2011 Ltd., the Equity Commitment Letter entered by Sino Avenue Limited, the Rollover Agreement entered by Joyx Holdings, the Rollover Agreement entered by Muang Holdings, the Rollover Agreement entered by Ulingo Holdings, the Rollover Agreement entered by Best Venture and the Limited Guarantee, copies of which are attached hereto as is attached hereto as Exhibit G, Exhibit H, Exhibit I, Exhibit J, Exhibit K, Exhibit L, Exhibit M, and Exhibit N, respectively, and which are incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(d) of the Schedule 13D is hereby amended and restated by the following:

(a)–(b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As a result of entering into the Rollover Agreements, the Reporting Persons may be deemed to be members of a “group” with the other Rollover Shareholders pursuant to Section 13(d) of the Exchange Act. However, each Reporting Person expressly disclaims beneficial ownership of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) beneficially owned (or deemed to be beneficially owned) by any of the other Rollover Shareholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Ordinary Shares (including Class A Ordinary Shares represented by ADSs) that are beneficially owned (or deemed to be beneficially owned) by any of the other Rollover Shareholders. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for information contained in any other Schedules 13D filed by any of the other Rollover Shareholders.

The GGV Entities beneficially owns 5,282,466 Class A Ordinary Shares, Trustbridge Partners V, L.P. beneficially owns 3,637,914 Class A Ordinary Shares, the IDG Entities beneficially owns 3,369,982 Class A Ordinary Shares, CMC Lullaby Holdings Limited beneficially owns 2,760,310 Class A Ordinary Shares, Mirae Asset – Naver Asia Growth Investment Pte. Ltd. beneficially owns 799,988 Class A Ordinary Shares, and Cherubic Ventures SSG II Ltd beneficially owns 222,404 Class A Ordinary Shares, in each case, including Class A Ordinary Shares represented by ADSs.

CUSIP No. 50736W105	13D	Page 14 of 15 Pages

Accordingly, in the aggregate, the Reporting Persons and the other Rollover Shareholders may be deemed to beneficially own 16,273,054 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs, excluding an aggregate amount of 314,535 Class A Ordinary Shares that certain Reporting Persons may purchase upon exercise of options within 60 days after the date hereof) and 19,675,674 Class B Ordinary Shares, which represents approximately 71.7% of total outstanding Ordinary Shares as of June 17, 2022, and approximately 93.8% of the total voting power of the Ordinary Shares as of June 17, 2022, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) held by each other Reporting Person.

(c) Except as disclosed in this Schedule 13D, none of Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, Joyx Holdings, Muang Holdings, and Ulingo Holdings has effected any transaction in the Ordinary Shares since April 29, 2022. Except as disclosed in this Schedule 13D, none of Mr. Tiak Koon Loh and Best Venture has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The descriptions of the principal terms of the Merger Agreement, the Equity Commitment Letter entered by Tenzing Holdings 2011 Ltd., the Equity Commitment Letter entered by Sino Avenue Limited, the Rollover Agreement entered by Joyx Holdings, the Rollover Agreement entered by Muang Holdings, the Rollover Agreement entered by Ulingo Holdings, the Rollover Agreement entered by Best Venture and the Limited Guarantee under Item 3 and Item 4 are incorporated herein by reference in their entirety. Any summary of any of those agreements in this Schedule 13D does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, the Equity Commitment Letter entered by Tenzing Holdings 2011 Ltd., the Equity Commitment Letter entered by Sino Avenue Limited, the Rollover Agreement entered by Joyx Holdings, the Rollover Agreement entered by Muang Holdings, the Rollover Agreement entered by Ulingo Holdings, the Rollover Agreement entered by Best Venture and the Limited Guarantee, copies of which are attached hereto as is attached hereto as Exhibit G, Exhibit H, Exhibit I, Exhibit J, Exhibit K, Exhibit L, Exhibit M, and Exhibit N respectively.

To the best knowledge of the Reporting Persons, except as provided herein and disclosed before, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

CUSIP No. 50736W105	13D	Page 15 of 15 Pages

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit No.	Description

A	Joint Filing Agreement dated June 21, 2022 by and among the Reporting Persons.

G	Agreement and Plan of Merger dated June 17, 2022 by and among LAIX Inc., Laix Infinite Co. Ltd. and Prilingo Merger Limited (incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on June 17, 2022).

H	Equity Commitment Letter dated June 17, 2022 by and between Parent and Tenzing Holdings 2011 Ltd.

I	Equity Commitment Letter dated June 17, 2022 by and between Parent and Sino Avenue Limited.

J	Rollover Agreement dated June 17, 2022 by and among Parent, Merger Sub, and Joyx Holdings.

K	Rollover Agreement dated June 17, 2022 by and among Parent, Merger Sub, and Muang Holdings.

L	Rollover Agreement dated June 17, 2022 by and among Parent, Merger Sub, and Ulingo Holdings.

M	Rollover Agreement dated June 17, 2022 by and among Parent, Merger Sub, and Best Venture.

N	Limited Guarantee dated June 17, 2022 by and among Mr. Yi Wang, Mr. Zheren Hu, Mr. Hui Lin, the Sponsors and the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2022

Yi Wang		/s/ Yi Wang

Joyx Holdings Ltd.	By:	/s/ Yi Wang
Name: Yi Wang
Title: Authorized Signatory

Zheren Hu		/s/ Zheren Hu

Muang Holdings Ltd.	By:	/s/ Zheren Hu
Name: Zheren Hu
Title: Authorized Signatory

Hui Lin		/s/ Hui Lin

Ulingo Holdings Ltd.	By:	/s/ Hui Lin
Name: Hui Lin
Title: Authorized Signatory

Tiak Koon Loh		/ s/ Tiak Koon Loh

Best Venture Technology Limited	By:	/s/ Tiak Koon Loh
Name: Tiak Koon Loh
Title: Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Joyx Holdings Ltd.

The names of the directors and the names and titles of the executive officers of Joyx Holdings and their principal occupations are set forth below. The business address of each of the following individuals is c/o Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, the People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Yi Wang	Director	People’s Republic of China

Executive Officers:
N/A

Muang Holdings Ltd.

The names of the directors and the names and titles of the executive officers of Muang Holdings and their principal occupations are set forth below. The business address of Mr. Zheren Hu is c/o Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, the People’s Republic of China. The business address of each of Kensington Global Incorporation Limited and EMBRACE MOON LIMITED is 80 Main Street, P.O. Box 3200, Road Town, Tortola, VG1110, Virgin Islands, British.

Name	Present Principal Occupation	Citizenship
Directors:
Zheren Hu	Director	People’s Republic of China
Kensington Global Incorporation Limited	Director	British, Virgin Islands
EMBRACE MOON LIMITED	Director	British, Virgin Islands
Executive Officers:
N/A

Ulingo Holdings Ltd.

The names of the directors and the names and titles of the executive officers of Ulingo Holdings and their principal occupations are set forth below. The business address of each of the following individuals is c/o Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai 200090, the People’s Republic of China.

Name	Present Principal Occupation	Citizenship
Directors:
Hui Lin	Director	People’s Republic of China

Executive Officers:
N/A

Best Venture Technology Limited

The names of the directors and the names and titles of the executive officers of Best Venture and their principal occupations are set forth below. The business address of each of the following individuals is B21, 9/F, Block B, Repulse Bay Apartment, 101 Repulse Bay Road, Hong Kong.

Name	Present Principal Occupation	Citizenship
Directors:
Tiak Koon Loh	Director and Chief Executive Officer, Pactera Technology International Ltd.	Republic of Singapore

Executive Officers:
N/A